

October 24, 2023

Peter Hui Zhang
Chairman and Chief Executive Officer
Full Truck Alliance Co. Ltd.
6 Keji Road
Huaxi District, Guiyang
Guizhou 550025
People's Republic of China

> **Re: Full Truck Alliance Co. Ltd.**
> **Form 20-F for the Fiscal Year ended December 31, 2022**
> **Response dated September 28, 2023**
> **File No. 001-40507**

Dear Peter Hui Zhang:

We have reviewed your September 28, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 8, 2023 letter.

Form 20-F for the Fiscal Year ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 179

1. We note that your response to prior comment 3 regarding your subsidiaries is limited to the disclosures required by Item 16I(b)(2). Please note that Item 16I(b) of Form 20-F states: "Also, any such identified foreign issuer that uses a variable-interest entity *or any similar structure* [emphasis added] that results in additional foreign entities being consolidated in the financial statements of the registrant is required to provide the below disclosures for itself and its consolidated foreign operating entity or entities." Additionally, page 15 of our Release No. 34-93701, "Holding Foreign Companies Accountable Act Disclosure," clarifies that a registrant should "look through a VIE *or any structure* [emphasis added] that results in additional foreign entities being consolidated in

the financial statements of the registrant and provide the required disclosures about any consolidated operating company or companies in the relevant jurisdiction." As previously requested, please provide us with the information required by Items 16I(b)(3) through (b)(5) for all of your consolidated foreign operating entities in your supplemental response.

Please contact Ryan Rohn at 202-551-3739 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Contact Austin Pattan at 202-551-6756 or Jennifer Thompson at 202-551-3737 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year.

Sincerely,

Division of Corporation Finance
Office of Technology